NORTHTECH INDUSTRIES, INC.

<u>11400 NE 132nd STREET,</u>
<u>KIRKLAND, WA 98034</u>
<u>(425) 814-3734</u>

August 30, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC, 20549

Attention: Mr. John Reynolds, Assistant Director
               Mr. Tom Clark

Dear Sir or Madam

Re: Northtech Industries, Inc.
**   Amended Offering Statement on Form 1-A**
**   Originally Filed May 2, 2007**
**   File Number 24-10179**

Please find attached our Amended Offering Statement on Form 1-A revised to conform to the comment letter you provided on June 1, 2007. Thank you for the assistance with making this a better document. We will reply to your comments in the order they were made.

General

- 1   Exhibits: we have attached the following exhibits:
       A.   charter and bylaws;
       B.   subscription agreement; and
       C.   consent of accountant.
       D.   legal opinion
       None of the other exhibits set out in Form 1-A exist.

2.   It has been the company's plan to grow through acquisition. This plan has not changed. Essentially the company, based upon the expertise of its management team intends to become profitable and seek out other businesses in its space to consolidate and a fragmented industry. Obviously there are many variables we have tried to inform the investor of the risks that this plan may not succeed. Please note that we have attached financial statements from our most recent quarter where we achieved profitability. We believe we are on track to fulfilling our business plan. Please refer to page 2, Risk Factors "Future acquisitions of companies may disrupt our business or distract our management"

While the company has not entered into any negotiations preliminary or otherwise with other companies regarding a business combination we are loath to remove all reference to the possibility of acquisitions from this document. The decline in the housing market in the U.S. may offer opportunities to us to fulfill this part of our plan.

Part I.

Item 1. Significant Parties, page II

3.   We have revised the document to reflect Mr. Jensen's status as Principal Financial Officer of the company.

4.   We have disclosed the business and residential address for each person listed as required by item 1, Part
         I of the Form 1-A,

5.   In our view Mark Jensen and Loren Perrigo are the promoters of the Corporation as defined in rule 405 of regulation C. of the *Securities Act, 1933*.

Item 4 Jurisdictions in which Securities are to be Offered, page IV

6.   Regarding 4 (b) The company has indicated and has along with this filing simultaneously sent a copy of the amended offering circular the appropriate securities regulator in Washington state for registration by coordination.

7.   It is the plan of the company that once this offering circular is approved by the appropriate authorities for the officers and   directors of the company to offer us securities for sale to their business associates and other contacts. There are no fees or commissions that will be paid to employees of the company for these services. In the event these efforts were unsuccessful there are no arrangements with any consultants.

Item 5 Unregistered Securities Issued or Sold Within One Year, page IV

8.   Regarding Part I, Item 5 (a) (3), we have amended the language as you suggested, and disclosed the company's justification for issuing stock to each recipient for services. We have disclosed that at the time the stock was issued in the view of the company the stock was appropriately valued at par.

Item 8 Relationship with Issuer of Experts Named in Offering Statement, page VII

9.   Regarding Item 8 we have revised the form as you suggested. We have provided the required consent from our accountant.

Part II

Cover Page

10.   We have amended the covering page to comply with Model A, removed duplicative disclosure and included the table as required.

Risk Factors, page 1

Risks Relating to Our Business, page 2

11.   You have asked and we have attempted to expand and discuss other risk factors including absence of profitable operations in recent periods; and the poor financial position of the company. We have also added more information about the company's business operations through its subsidiary as you suggested. Please see: page 2:

> "to date the Company's operations have not been profitable";
> "the Company's liabilities are greater than its assets"; and
> "the Company is dependent upon the business of its wholly-owned subsidiary Millwork Pro Inc."

Risks Relating to Our Common Stock, page 5

12.   Oh we have revised the risk factor on page 5 to indicate that there is no public market or trading market for our securities and that, after the Regulation A offering is completed, there will also be no public market for the company's securities.

13.   Regarding the second risk factor on page 6, the company is registering via coordination in the state of Washington its as no intention of selling in any other state we have attempted to tailor the language to accurately reflect the company's intentions. If circumstances change and the company decides to solicit interest in other states it will file an amended Regulation A Offering Circular.

Business and Properties, page 7

14 - 19 we have revised 3 (b) narrative to address the issues you have identified in these sections.

18.   There are no written material contracts to file.

20.   Regarding data relating to "Sash, Door, and Other Millwork Industries," we have amended this paragraph to reflect the fact that the company does not manufacture. See page 10 paragraph 5.

21.   We have removed the reference to "NAICS -3212"

22.   With respect to number 3 (c) we have, commencing on page 10 paragraph 5 attempted to provide the detail relating to the Company's competition and installation services that you have requested.

23.   We have included the information and are required by a number 3 (c) of Model A beginning on page 11 in both table and narrative

24.   We have provided the cities that are relevant to our operations which we trust our sufficient for your purposes. Excerpts and copies of our supporting material are attached to this letter for your review.

25.   We have removed the language that you of suggested.

26.   We have removed the paragraph that you referred to in your comments.

27.   We have inserted the "Note" required by number 3 (c) of Model A.

28.   On page 11 third-floor paragraph we have updated the information regarding our Internet marketing campaign as you requested.

29.   You requested the full cite for a reference publication it is (Bosworth, Michael T. (1995) Solution Selling: Creating Buyers In Difficult Selling Markets, New York, New York: McGraw-Hill).

30.   As requested we have amended number 3 (e) to clarify the backlog in our subsidiary. See page 12 third full paragraph.

31.   As requested we have amended number 3 (f) to clarify the number and type of employees we anticipate.

32.   As requested we have reviewed number 3 (g). Relating to property owned by that company the company has no assets of the types listed in Form 1- A.

33.   As requested we have amended number 3 (i) by setting out the licensing issues the company faces.

34.   We have amended the date to accurately reflect the formation date of October 23, 2006.

35.   As requested we have amended number 3 (k) to respond to your comment. Please see page 13, eighth full paragraph.

36.   We confirm that we have not entered into negotiations or discussions, preliminary or otherwise to acquire installation and/or millwork distribution companies.

37.   You asked that we discuss in greater detail the methods used to accomplish our milestones and how we will pay for these. You also asked if the proceeds of the offering

will be used to achieve the milestones. Please see page 13 last paragraph and page 14, first two paragraphs.

38.   We have added the "Note" required by Model A.

Offering Price Factors, page 12

39 - 40.   We have amended the table to comply with your suggestions which we trust you will find in order.

41.   With respect to the consideration for the stock purchases we have included this in the narrative below the table.

Use of Proceeds-

42.   We are dedicated we will pay for the legal and accounting fees through our business line of credit and described our loan arrangement with PCS Millwork.

43.   As requested, that we have revised the table to conform with numbers 9 (b) of Model A

44.   As requested we have provided additional detail for each line item in the use of proceeds which we trust you will find an order.

45.   As requested, we have detailed the priority in which proceeds will be used as requested which we trust you will find in order.

46.   We have added the "Note" in number 9 (b) of Model A.

47   You have asked that we reconcile statements in the Use of Proceeds section with respect to anticipated cash flow. The company expects to be able to fund its operations from profits operating at its current level. The proceeds of the offering will be used to fund activities designed to grow revenue. Please see paragraphs 9, 10 and 11.

Capitalization, page 14

48.   As you requested we have updated the schedule in this section, including dollar amounts and included the table shown in number 13 of Model A. please see page 19.

49.   We have stated separately the number of authorized Class A Common shares and Class B Common shares. The company has not yet reserved Class A Common shares to meet conversion requirements.

Description of Securities, page 15

50.   Under number 14 we have checked "Other" we have disclosed that the Class A Common stock being offered have one vote per share while the Class B Common stock has 100 **votes** per share.

Plan of Distribution, page 17

51.   As requested, we have included information about when restrictions on issued and outstanding shares will terminate please see page 23 paragraph one.

Officers and Key Personnel of the Company, page 18

52.   We have reconciled the names and officers of each of the named officers and key employees as requested. Please see page   23 and 24.

53.   As requested we have provided more detail of the entities controlled by Market Jensen.

54.   As requested we have revised the sections relating to officers and key personnel to disclose age, office street address education and director status. Mr. Perrigo divides his time between the Company and PCS Millwork. The other officers and key personnel are employed full time by the company.

55,   We have disclosed the relationship with PCS Millwork as you requested.

56.   The Key personnel of PCs Millwork are:

Directors of the Company, page 19

57,   Mark Jensen has consulted in the millwork industry since 2001. Mark Jensen acted as a consultant to PCS Millwork to develop a   strategy   for corporate growth.

> Loren Perrigo (see paragraph 32 (a) above) PCS Millwork had an installation division which was acquired by Millwork Pro. This division was developed in part by Loren Perrigo
>
> Tim Flannigan (see paragraph 31. above) Mr. Flannigan joined the Company after working for PCS Millwork's installation division.

58.   In response to your In the opinion of management, there are no existing or potential conflicts of interest among the issuer, its directors, officers, principal holders of securities and persons providing professional services to the issuer which could reasonably be expected to affect a subscriber's investment decision except as disclosed elsewhere in this Form or as disclosed below. Accordingly, the Company has taken no steps to obtain releases or consents from any prior employers of its Officers Directors or other key personnel.

59.   We have revised the table under number 37 of the offering circular as you requested. The company has not reserved common stock issuable upon the conversion of 500,000 shares of Class B. Common stock. In the view of the company there are sufficient shares of authorized Class a Common stock that can be issued in the event of a conversion.

60.   As requested waiver amendment our response to number 38 to provide the information for both Class A and Class B Common stock.

61.   As requested, we have amended number 38 so that the table reconciles the securities beneficially owned by officers and directors with the terms of this offering. We have noted there is no minimum number of shares offered.

62.   We have revised item 39(b) to reflect the following:

> One of the company's officers and directors, Loren Perrigo, is the principal shareholder of PCS Millwork, Inc. The issuer's subsidiary, Millwork Pro, has a strategic relationship with PCS Millwork. PCS Millwork is able to offer installation services to its customers and Millwork Pro receives the majority of its business as a result of referrals from PCS Millwork.

> Millwork Pro receives advances on sales revenue from PCS Millwork. As of June 30, 2007, the balance of the advances was $90,674.03. The amount advanced is equal to Millwork Pro's monthly losses if losses occur. The advances are made twice monthly at the same time as payroll is paid to employees. The funds are firm for as long as a) Millwork Pro suffers losses b) Millwork Pro doesn't have other sources of capital c) Millwork Pro has a business development relationship with PCS Millwork.

63.   The response to 40(a) accurately reflects the salary information required.

64.   Regarding our response to 40(c) please see table inserted on Page 28.

65.   Regarding 41(a) we have amended our response as follows:

> There are no shares subject to issuance under presently outstanding stock purchase agreements, options, or warrants.

> Shares of Class B Common stock are convertible on a one to one basis for shares of Class A Common stock and must be so converted when they leave the control of the current holders.

> There are 500,000 shares of Class B Common stock owned by officers and directors of the company. If these shares are converted the Class B. shares must

be retired. As a result there will be no change in the percentage of issued and outstanding stock upon conversion.

Please see Exhibit 2 Article IV

Management Discussion and Analysis of Certain Relevant Factors

66 - 68. and 75   We have revised in this entire section to better conform to your comments. Please see pages 32 and 33.

Notes to Consolidated Financial Statements

General

69.   Financial statements have been updated to June 30, to comply with Form 1 A, Part F/S.

70.   We confirm that our accountants had revised the statement of operations and statement of cash flows to clearly state the period presented is from our date of inception October 23, 2006 to December 31, 2006.

71.   We have included a statement of stockholders equity in conformity with Part F/S Instruction 2 on form 1-A.

Note 2 (now Note 5) Purchase of Wholly-owned Subsidiary

72.   As requested we have provided disclosure of how the company valued the acquisition of the shares of its subsidiary.

Note 3 (now Note 6) Common Stock Issued.

73.   The rational for valuation of shares issued in exchange for services is set out as requested here. We also set out the nature of the services provided in the Offering Price Factors Section 7.

74.   We have amended our disclosure to correct the error pointed out in comment 74. 500 Class B common shares were not issued. 500,000 Class B Common shares were issued as disclosed throughout the document.

75.   We have set out our prepaid expenses as requested Note 2.

76.   We have revised our MD&A to explain our revenue stream which is simply to be paid for installation of millwork.

77.   As required we have set out the detail of that certain note payable in Note 3.

78. You have requested that the disclosure take into account SFAS 109.Please see note 4 to the revised financial statements for the required disclosure.

Other Regulatory

79 ` Exhibit 4 includes the accountant's acknowledgement that the financial statements are to be included in the Form 1A.

Signatures:

80 We have reformatted the signature page to follow the financial statements

On behalf of the company I acknowledge that:

should the Commission or staff, acting pursuant to delegated authority, declare this filing qualified, it does not foreclose the Commission from taking action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please feel free to contact the Company our legal counsel or accountants if you require further clarification.

Yours truly
Northtech Industries Inc.
per



Mark Jensen
President and CEO

Consistent Performers

In the best year yet for home building, the top builders continued to outpace the industry. Can they sustain their momentum?

Source: BUILDER Magazine
Publication date: May 1, 2006

By Michele Mariani

With home building operations in 77 markets across 26 states—which generated 51,383 new homes last year—D.R. Horton can get a good read on the health of the housing market. "There are pockets of weakness. For certain, 2006 will be a more challenging year for the industry and for D.R. Horton," says Don Tomnitz, the company's president and CEO. "But I don't see overall weakness at all. I see just the opposite, with a strong economy and strong job growth."

These observations come from one of the top executives of a company that took full advantage of 2005's extraordinary housing market to accomplish the high-profile goal of delivering 50,000 homes in a year. D.R. Horton's performance set it atop the BUILDER 100 for the fourth consecutive year, and the company is already well on its way to growing that number to 58,000 this year, slowdown or not.

Many of Tomnitz's BUILDER 100 peers also had high-volume growth in 2005—albeit at slightly lower levels—and share his expectations for 2006. Last year they capitalized on a boom that lasted longer than expected to once again outperform the averages of a home building industry growing at a rapid clip.

The BUILDER 100 drove much of that growth. As a group, the 100 largest home builders closed 504,670 units, an increase of 55,819 units—or 12.4 percent—in 2005. That performance led to a substantial market share gain, too: Our list captured 36.57 percent of the for-sale housing market last year, up from 35.18 percent a year ago.

For many of the builders, tried-and-true strategies coupled with continued strength in buyer demand accounted for substantial growth. Some started new divisions in hot markets, while others expanded product offerings to capture additional buyers. Still others bought their way bigger, acquiring a number of BUILDER 100 and Next 100 companies. Some may have to shift their approaches as the slowdown shakes out, with the largest among them ready to use their well-capitalized machines to grow even more.o

U.S. Census Bureau News
Joint Release
U.S. Department of Housing and Urban Development

U.S. Department of Commerce • Washington, D.C. 20233

FOR IMMEDIATE RELEASE WEDNESDAY, MAY 16, 2007 AT 8:30 A.M. EDT

Erica Filipek or Steven Berman
Manufacturing and Construction Division
(301) 763-5160

CB07-71

NEW RESIDENTIAL CONSTRUCTION IN APRIL 2007

The U.S. Census Bureau and the Department of Housing and Urban Development jointly announced the following new residential construction statistics for April 2007:

BUILDING PERMITS

Privately-owned housing units authorized by building permits in April were at a seasonally adjusted annual rate of 1,429,000. This is 8.9 percent (±1.4%) below the revised March rate of 1,569,000 and is 28.1 percent (±1.5%) below the revised April 2006 estimate of 1,987,000.

Single-family authorizations in April were at a rate of 1,063,000; this is 6.0 percent (±1.3%) below the March figure of 1,131,000. Authorizations of units in buildings with five units or more were at a rate of 306,000 in April.

HOUSING STARTS

Privately-owned housing starts in April were at a seasonally adjusted annual rate of 1,528,000. This is 2.5 percent (±9.3%)* above the revised March estimate of 1,491,000, but is 16.1 percent (±5.5%) below the revised April 2006 rate of 1,821,000.

Single-family housing starts in April were at a rate of 1,225,000; this is 1.6 percent (±9.5%)* above the March figure of 1,206,000. The April rate for units in buildings with five units or more was 267,000.

HOUSING COMPLETIONS

Privately-owned housing completions in April were at a seasonally adjusted annual rate of 1,523,000. This is 5.8 percent (±8.3%)* below the revised March estimate of 1,616,000 and is 26.0 percent (±5.9%) below the revised April 2006 rate of 2,058,000.

Single-family housing completions in April were at a rate of 1,261,000; this is 3.4 percent (±8.6%)* below the March figure of 1,306,000. The April rate for units in buildings with five units or more was 222,000.

New Residential Construction data for May 2007 will be released on Tuesday, June 19, 2007, at 8:30 A.M. EDT.
Our Internet site is: http://www.census.gov/newresconst

EXPLANATORY NOTES

In interpreting changes in the statistics in this release, note that month-to-month changes in seasonally adjusted statistics often show movements which may be irregular. It may take 3 months to establish an underlying trend for building permit authorizations, 4 months for total starts, and 6 months for total completions. The statistics in this release are estimated from sample surveys and are subject to sampling variability as well as nonsampling error including bias and variance from response, nonreporting, and undercoverage. Estimated relative standard errors of the most recent data are shown in the tables. Whenever a statement such as "2.5 percent (±3.2%) above" appears in the text, this indicates the range (-0.7 to +5.7 percent) in which the actual percent change is likely to have occurred. All ranges given for percent changes are 90-percent confidence intervals and account only for sampling variability. If a range does not contain zero, the change is statistically significant. If it does contain zero, the change is not statistically significant; that is, it is uncertain whether there was an increase or decrease. The same policies apply to the confidence intervals for percent changes shown in the tables. On average, the preliminary seasonally adjusted estimates of total building permits, housing starts and housing completions are revised about one percent. Explanations of confidence intervals and sampling variability can be found on our web site listed above.

> *Unadjusted estimates of housing units authorized by building permits for January through December 2006 have been revised. Also, seasonally adjusted estimates of housing units authorized by building permits, started, under construction and completed for January 2005 through March 2007 have been revised.*

* 90% confidence interval includes zero. The Census Bureau does not have sufficient statistical evidence to conclude that the actual change is different from zero.

Table 1. New Privately-Owned Housing Units Authorized in Permit-Issuing Places

[Thousands of units. Detail may not add to total because of rounding]

Period	United States				Northeast		Midwest		South		West	
		In structures with --										
	Total	1 unit	2 to 4 units	5 units or more	Total	1 unit	Total	1 unit	Total	1 unit	Total	1 unit
	Seasonally adjusted annual rate											
2005:[r] January	2,139	1,654	76	409	197	122	334	266	1,051	826	557	440
February	2,114	1,630	89	395	197	123	368	286	995	783	554	438
March	2,062	1,580	80	402	183	111	340	263	993	775	546	431
April	2,150	1,654	75	421	202	121	371	281	1,025	816	552	436
May	2,085	1,644	81	360	206	125	351	274	979	795	549	450
June	2,178	1,683	87	408	215	127	355	279	1,064	829	544	448
July	2,203	1,722	96	385	205	134	371	289	1,045	834	582	465
August	2,219	1,716	87	416	207	136	350	281	1,104	853	558	446
September	2,263	1,798	88	377	213	141	356	285	1,075	869	619	503
October	2,170	1,742	84	344	200	130	361	291	1,056	860	553	461
November	2,218	1,730	82	406	213	125	359	288	1,071	872	575	445
December	2,120	1,661	84	375	208	122	325	253	1,066	845	521	441
2006:[r] January	2,224	1,686	103	435	211	129	353	264	1,102	863	558	430
February	2,129	1,633	85	411	203	125	356	254	1,017	839	553	415
March	2,097	1,551	83	463	207	122	318	238	1,061	812	511	379
April	1,987	1,492	76	419	185	114	284	225	1,013	770	505	383
May	1,918	1,460	83	375	163	100	291	225	965	770	499	365
June	1,879	1,405	68	406	172	101	292	210	935	729	480	365
July	1,774	1,319	84	371	176	97	279	206	904	702	415	314
August	1,731	1,285	78	368	168	98	275	195	871	681	417	311
September	1,654	1,215	71	368	164	94	249	187	832	645	409	289
October	1,560	1,170	65	325	155	95	234	182	793	624	378	269
November	1,527	1,152	60	315	145	86	231	175	800	621	351	270
December	1,628	1,181	75	372	172	95	236	171	836	642	384	273
2007: January[r]	1,566	1,127	76	363	189	101	259	178	741	571	377	277
February[r]	1,541	1,099	72	370	140	80	211	149	773	589	417	281
March[r]	1,569	1,131	72	366	166	94	243	176	753	574	407	287
April[p]	**1,429**	**1,063**	**60**	**306**	**157**	**93**	**223**	**164**	**700**	**541**	**349**	**265**
Average RSE (%)[1]	1	1	4	2	2	3	3	3	1	1	1	1
Percent Change:												
April 2007 from March 2007	*-8.9%*	*-6.0%*	*-16.7%*	*-16.4%*	*-5.4%*	*-1.1%*	*-8.2%*	*-6.8%*	*-7.0%*	*-5.7%*	*-14.3%*	*-7.7%*
90% Confidence Interval[2]	*± 1.4*	*± 1.3*	*± 2.0*	*± 5.1*	*± 5.3*	*± 6.7*	*± 5.7*	*± 6.5*	*± 1.7*	*± 1.9*	*± 1.1*	*± 1.2*
April 2007 from April 2006	*-28.1%*	*-28.8%*	*-21.1%*	*-27.0%*	*-15.1%*	*-18.4%*	*-21.5%*	*-27.1%*	*-30.9%*	*-29.7%*	*-30.9%*	*-30.8%*
90% Confidence Interval[2]	*± 1.5*	*± 1.0*	*± 2.8*	*± 5.9*	*± 7.2*	*± 9.1*	*± 5.0*	*± 5.7*	*± 2.0*	*± 2.3*	*± 1.3*	*± 1.5*

See footnotes at end of table.

Table 1. New Privately-Owned Housing Units Authorized in Permit-Issuing Places - Con.

[Thousands of units. Detail may not add to total because of rounding]

Period	United States				Northeast		Midwest		South		West	
		In structures with --										
	Total	1 unit	2 to 4 units	5 units or more	Total	1 unit	Total	1 unit	Total	1 unit	Total	1 unit
	Not seasonally adjusted											
2005	2,155.3	1,682.0	84.0	389.3	203.8	126.6	353.9	278.7	1,039.0	826.8	558.6	450.0
2006[r]	1,838.9	1,378.2	76.6	384.1	174.6	103.4	279.4	209.3	929.7	726.2	455.2	339.3
RSE (%)	(X)	(X)	(X)	(X)	(X)	(X)	(X)	(X)	(X)	(X)	(X)	(X)
2006: First 4 months[3]	667.9	508.3	26.0	133.6	57.7	35.6	95.0	73.2	346.9	271.4	168.3	128.2
2007: First 4 months[3]	488.8	358.9	21.1	108.8	47.2	26.9	67.3	48.9	250.3	192.0	124.1	91.1
RSE (%)	1	1	2	(Z)	3	5	2	2	1	1	1	1
Year to Date Percent Change[4]	*-26.8%*	*-29.4%*	*-18.8%*	*-18.6%*	*-18.2%*	*-24.4%*	*-29.1%*	*-33.2%*	*-27.9%*	*-29.2%*	*-26.3%*	*-28.9%*
90% Confidence Interval[2]	*± 0.9*	*± 1.0*	*± 3.0*	*± 1.4*	*± 4.5*	*± 6.0*	*± 2.5*	*± 2.9*	*± 0.7*	*± 0.8*	*± 1.2*	*± 1.4*
2005: January	139.7	106.9	4.5	28.3	11.4	6.8	16.4	12.7	75.0	58.6	36.9	28.7
February	149.4	114.8	5.9	28.6	11.5	6.9	21.4	16.5	76.3	60.2	40.2	31.3
March	190.5	150.6	7.3	32.6	15.1	9.6	29.7	23.9	94.8	75.3	50.9	41.8
April	193.2	152.7	6.7	33.9	18.0	11.0	35.0	27.7	90.7	73.8	49.6	40.1
May	193.1	156.0	7.4	29.7	19.9	12.7	34.3	27.7	89.3	72.9	49.5	42.7
June	211.9	166.2	8.7	37.1	22.1	13.0	34.8	28.4	99.2	79.2	55.8	45.6
July	185.5	145.9	7.6	31.9	18.3	12.1	32.7	26.0	86.5	68.7	48.0	39.1
August	208.0	161.9	8.4	37.7	20.1	13.0	35.3	27.5	101.3	79.7	51.3	41.7
September	193.7	151.3	7.8	34.6	18.6	12.7	32.3	25.8	88.9	70.7	53.9	42.2
October	176.0	139.1	7.1	29.8	16.8	11.2	32.9	25.9	82.6	66.4	43.7	35.6
November	162.9	124.0	6.5	32.3	17.1	9.7	28.4	21.6	76.6	61.9	40.8	30.8
December	151.3	112.5	6.1	32.7	15.0	8.0	20.5	14.8	77.8	59.3	38.1	30.4
2006:[r] January	152.6	114.3	6.6	31.7	12.6	7.6	18.5	13.3	83.7	64.3	37.8	29.0
February	151.0	115.6	5.7	29.7	11.9	6.9	20.7	14.5	78.2	64.5	40.3	29.7
March	194.2	146.7	7.5	40.0	17.2	10.4	27.3	21.3	101.6	78.5	48.1	36.6
April	168.6	130.8	6.3	31.5	15.6	10.0	25.4	21.2	85.0	65.9	42.6	33.7
May	184.4	144.5	7.8	32.1	16.5	10.4	29.7	23.7	89.8	73.5	48.4	36.9
June	184.2	139.3	7.0	38.0	17.7	10.5	28.5	21.4	89.6	70.7	48.5	36.7
July	148.0	111.6	6.7	29.7	15.8	8.8	24.6	18.5	73.2	57.6	34.4	26.7
August	161.2	121.5	7.4	32.3	16.0	9.5	27.3	19.3	80.1	63.6	37.8	29.1
September	136.6	97.7	6.0	32.8	13.9	8.0	22.2	16.3	65.7	50.2	34.7	23.2
October	133.1	98.0	6.0	29.1	13.6	8.7	22.7	17.2	66.2	50.7	30.6	21.4
November	111.4	82.2	4.6	24.6	11.7	6.6	17.8	12.9	56.7	43.8	25.3	18.8
December	113.6	76.0	5.0	32.6	12.1	6.0	14.7	9.6	59.9	42.8	26.9	17.6
2007: January	112.3	79.6	5.0	27.8	12.1	6.0	14.4	9.3	58.1	44.3	27.6	19.8
February	109.9	78.4	4.7	26.8	8.2	4.5	12.3	8.4	59.1	45.4	30.3	20.1
March[r]	139.2	103.2	6.3	29.7	13.1	7.7	19.9	15.2	69.7	53.8	36.5	26.5
April[P]	**125.6**	**96.5**	**5.1**	**24.0**	**13.8**	**8.6**	**20.7**	**15.9**	**60.9**	**48.0**	**30.2**	**24.0**
Average RSE (%)[1]	1	1	4	2	2	3	3	3	1	1	1	1

[P]Preliminary.   [r]Revised.   RSE Relative standard error.   S Does not meet publication standards because tests for identifiable and stable seasonality do not meet reliability standards.
X Not applicable.   Z Relative standard error is less than 0.5 percent.
[1]Average RSE for the latest 6-month period.   [2] See the Explanatory Notes in the accompanying text for an explanation of 90% confidence intervals.
[3]Reflects revisions not distributed to months.   [4] Computed using unrounded data.

Table 2. New Privately-Owned Housing Units Authorized, but Not Started, at End of Period

[Not seasonally adjusted. Thousands of units. Detail may not add to total because of rounding]

Period	United States				Northeast		Midwest		South		West	
		In structures with --										
	Total	1 unit	2 to 4 units	5 units or more	Total	1 unit	Total	1 unit	Total	1 unit	Total	1 unit
2005: January	202.1	131.5	9.1	61.5	27.9	12.3	26.5	19.5	102.5	68.6	45.2	31.2
February	197.7	131.2	9.1	57.4	27.0	12.0	25.8	20.2	100.9	67.1	44.0	31.9
March	221.2	154.0	9.1	58.1	24.0	11.2	30.0	24.1	118.0	82.8	49.2	35.8
April	229.5	164.9	8.6	56.0	25.9	13.4	35.7	29.1	112.5	79.7	55.4	42.7
May	219.6	157.6	8.9	53.1	26.8	14.7	31.1	25.8	112.0	79.0	49.7	38.2
June	232.6	170.3	9.7	52.6	29.3	15.5	31.1	25.0	113.8	83.5	58.4	46.3
July	222.0	161.4	9.4	51.2	28.5	15.6	30.2	24.3	107.5	79.6	55.8	42.0
August	231.2	165.0	9.8	56.4	27.8	16.4	30.5	23.9	120.8	87.4	52.1	37.3
September	231.2	166.9	7.9	56.5	27.1	17.0	27.6	22.0	122.9	88.3	53.6	39.7
October	220.3	160.3	8.7	51.4	26.7	15.5	30.5	23.5	113.5	83.1	49.6	38.1
November	217.6	158.7	8.4	50.4	27.3	15.3	27.9	21.5	112.9	85.5	49.5	36.4
December	223.3	161.9	10.1	51.3	27.9	13.5	28.9	21.5	109.8	85.8	56.7	41.1
2006: January	215.7	156.9	9.9	48.8	27.4	13.3	28.6	20.8	104.6	82.1	55.2	40.7
February	214.9	152.6	9.9	52.4	27.3	14.8	30.3	20.2	105.4	81.7	51.9	36.0
March	234.1	167.6	10.5	56.0	30.8	17.0	34.8	26.1	112.0	84.7	56.5	39.8
April	235.6	169.7	9.3	56.6	29.0	16.2	31.3	23.6	114.9	88.0	60.5	41.9
May	231.1	165.7	8.6	56.8	27.2	15.0	31.9	23.5	113.3	86.8	58.7	40.3
June	238.6	169.8	11.4	57.4	23.1	15.4	29.8	20.4	122.4	91.3	63.3	42.7
July	217.4	150.7	7.8	58.9	23.4	15.6	25.3	17.1	112.1	81.0	56.7	37.1
August	229.7	157.4	7.9	64.4	23.6	14.9	27.4	17.5	123.0	87.7	55.6	37.2
September	205.1	136.9	8.2	60.1	23.7	13.4	23.5	15.3	102.7	72.9	55.2	35.2
October	201.5	136.9	7.1	57.5	24.8	15.0	22.3	14.2	104.5	74.3	50.0	33.4
November	194.3	129.9	7.5	56.9	23.9	13.4	22.4	13.3	98.9	71.3	49.1	31.8
December	189.9	126.2	6.5	57.3	23.0	12.2	20.8	12.7	99.9	72.4	46.2	28.8
2007: January	199.8	131.4	7.9	60.5	23.0	12.2	24.6	13.6	103.0	71.9	49.3	33.7
February^r	201.6	130.3	7.1	64.3	22.3	12.0	27.0	14.7	102.5	71.0	49.8	32.5
March^r	214.1	138.3	8.5	67.3	24.2	12.8	29.7	16.5	105.1	73.2	55.1	35.8
April^P	200.9	129.8	7.8	63.3	22.9	13.0	31.2	17.1	97.0	65.7	49.8	34.0
Average RSE (%)[1]	5	6	14	7	7	10	9	11	9	10	7	9
Percent Change: [2]												
April 2007 from March 2007	*-6.1%*	*-6.1%*	*-8.0%*	*-6.0%*	*-5.3%*	*1.4%*	*4.9%*	*4.0%*	*-7.7%*	*-10.2%*	*-9.5%*	*-5.2%*
90% Confidence Interval [3]	*± 2.6*	*± 3.4*	*± 14.2*	*± 4.4*	*± 6.0*	*± 9.8*	*± 6.9*	*± 8.5*	*± 4.3*	*± 5.1*	*± 5.3*	*± 6.4*
April 2007 from April 2006	*-14.7%*	*-23.5%*	*-16.3%*	*11.8%*	*-20.9%*	*-19.9%*	*-0.4%*	*-27.2%*	*-15.6%*	*-25.3%*	*-17.5%*	*-18.9%*
90% Confidence Interval [3]	*± 5.4*	*± 7.0*	*± 33.4*	*± 16.1*	*± 16.4*	*± 18.1*	*± 14.5*	*± 15.3*	*± 8.5*	*± 11.1*	*± 7.0*	*± 8.2*

^PPreliminary.　^rRevised.　RSE Relative Standard Error.
[1] Average RSE for the latest 6-month period.　　　[2] Computed using unrounded data.
[3] See the Explanatory Notes in the accompanying text for an explanation of 90% confidence intervals.

Note: These data represent the number of housing units authorized in all months up to and including the last day of the reporting period and not started as of that date without regard to the months of original permit issuance. Cancelled, abandoned, expired, and revoked permits are excluded.

Table 3. New Privately-Owned Housing Units Started

[Thousands of units. Detail may not add to total because of rounding]

Period	United States Total	In structures with -- 1 unit	2 to 4 units	5 units or more	Northeast Total	Northeast 1 unit	Midwest Total	Midwest 1 unit	South Total	South 1 unit	West Total	West 1 unit
					Seasonally adjusted annual rate							
2005:[r] January	2,144	1,739	(S)	358	163	131	334	280	1,090	886	557	442
February	2,207	1,792	(S)	363	200	149	446	366	996	829	565	448
March	1,864	1,583	(S)	247	210	136	311	295	855	736	488	416
April	2,061	1,658	(S)	354	192	125	330	275	1,037	858	502	400
May	2,025	1,714	(S)	275	183	136	384	329	928	798	530	451
June	2,068	1,719	(S)	312	194	148	339	298	1,037	841	498	432
July	2,054	1,724	(S)	294	196	137	364	315	986	826	508	446
August	2,095	1,728	(S)	324	202	132	383	310	927	790	583	496
September	2,151	1,789	(S)	305	196	147	375	320	1,008	856	572	466
October	2,065	1,740	(S)	292	171	145	339	304	1,036	852	519	439
November	2,147	1,808	(S)	300	198	133	390	323	1,003	869	556	483
December	1,994	1,628	(S)	335	167	129	292	247	1,104	873	431	379
2006:[r] January	2,292	1,837	(S)	428	241	174	372	335	1,156	919	523	409
February	2,125	1,808	(S)	282	185	144	331	304	1,034	879	575	481
March	1,965	1,610	(S)	319	166	128	290	234	1,022	856	487	392
April	1,821	1,510	(S)	255	180	134	338	284	877	725	426	367
May	1,944	1,582	(S)	312	197	136	290	250	944	793	513	403
June	1,819	1,469	(S)	306	167	92	292	253	906	765	454	359
July	1,746	1,434	(S)	230	147	103	292	240	880	756	427	335
August	1,646	1,355	(S)	251	158	118	250	201	842	721	396	315
September	1,721	1,391	(S)	301	137	100	267	214	937	760	380	317
October	1,470	1,181	(S)	251	147	106	232	194	713	590	378	291
November	1,565	1,273	(S)	272	153	113	227	192	828	678	357	290
December	1,629	1,241	(S)	339	174	107	226	180	808	640	421	314
2007: January[r]	1,403	1,123	(S)	257	188	126	190	177	699	588	326	232
February[r]	1,487	1,188	(S)	269	134	90	163	144	798	649	392	305
March[r]	1,491	1,206	(S)	251	131	92	226	195	764	631	370	288
April[p]	**1,528**	**1,225**	(S)	267	172	108	194	168	763	638	399	311
Average RSE (%)[1]	4	4	(X)	12	13	16	10	9	5	5	8	7
Percent Change:												
April 2007 from March 2007	*2.5%*	*1.6%*	*(S)*	*6.4%*	*31.3%*	*17.4%*	*-14.2%*	*-13.8%*	*-0.1%*	*1.1%*	*7.8%*	*8.0%*
90% Confidence Interval[2]	*± 9.3*	*± 9.5*	*(X)*	*± 25.7*	*± 41.8*	*± 44.5*	*± 19.3*	*± 16.1*	*± 13.1*	*± 13.6*	*± 22.3*	*± 22.2*
April 2007 from April 2006	*-16.1%*	*-18.9%*	*(S)*	*4.7%*	*-4.4%*	*-19.4%*	*-42.6%*	*-40.8%*	*-13.0%*	*-12.0%*	*-6.3%*	*-15.3%*
90% Confidence Interval[2]	*± 5.5*	*± 5.9*	*(X)*	*± 17.6*	*± 13.2*	*± 14.0*	*± 9.9*	*± 8.9*	*± 7.6*	*± 8.6*	*± 14.1*	*± 12.5*

See footnotes at end of table.

Table 3. New Privately-Owned Housing Units Started - Con.

[Thousands of units. Detail may not add to total because of rounding]

Period	United States				Northeast		Midwest		South		West	
	Total	In structures with --			Total	1 unit	Total	1 unit	Total	1 unit	Total	1 unit
		1 unit	2 to 4 units	5 units or more								
					Not seasonally adjusted							
2005	2,068.3	1,715.8	41.1	311.4	189.7	137.5	357.4	305.7	996.1	831.2	525.1	441.4
2006	1,800.9	1,465.4	42.7	292.8	167.2	118.0	279.5	235.3	910.3	756.5	443.8	355.6
RSE (%)	1	1	12	4	3	6	2	2	2	2	1	2
2006: First 4 months	624.6	517.1	11.7	95.7	52.2	38.0	87.5	74.2	329.9	277.0	154.9	128.0
2007: First 4 months	460.8	373.6	9.2	78.0	43.4	27.8	52.3	45.6	249.0	210.5	116.0	89.8
RSE (%)	1	2	15	5	4	7	4	4	2	2	4	4
Year to Date Percent Change [3]	*-26.2%*	*-27.8%*	*-21.6%*	*-18.5%*	*-16.8%*	*-26.8%*	*-40.2%*	*-38.6%*	*-24.5%*	*-24.0%*	*-25.1%*	*-29.9%*
90% Confidence Interval [2]	*± 2.5*	*± 2.3*	*± 22.5*	*± 9.6*	*± 9.5*	*± 9.0*	*± 5.3*	*± 4.7*	*± 3.9*	*± 3.3*	*± 5.6*	*± 5.1*
2005: January	142.9	114.3	3.3	25.3	8.7	6.5	15.9	12.1	80.2	65.9	37.9	29.8
February	149.1	121.1	3.5	24.5	11.1	7.7	23.8	18.4	74.7	63.4	39.5	31.6
March	156.2	133.4	2.8	20.0	16.5	10.5	24.8	23.5	72.7	63.1	42.2	36.3
April	184.6	151.5	4.0	29.1	16.9	11.4	29.6	25.1	95.5	80.7	42.7	34.3
May	197.9	170.4	3.2	24.4	17.6	13.5	40.2	35.4	85.6	74.1	54.5	47.5
June	192.8	162.8	3.2	26.9	19.5	15.5	35.0	31.4	93.1	76.2	45.3	39.6
July	187.6	158.0	3.2	26.3	18.3	13.0	34.5	30.1	88.3	74.0	46.5	41.0
August	192.0	158.6	3.9	29.5	19.8	13.4	36.7	30.1	83.7	71.2	51.8	43.9
September	187.9	154.0	5.4	28.5	17.7	13.1	35.8	30.6	84.7	70.5	49.7	39.7
October	180.4	150.7	3.0	26.6	15.4	13.1	30.3	27.1	89.8	73.0	44.9	37.6
November	160.7	133.1	3.2	24.4	15.9	10.6	32.2	26.8	72.1	61.2	40.5	34.5
December	136.0	107.9	2.4	25.8	12.3	9.4	18.5	15.1	75.7	58.0	29.5	25.5
2006: January	153.0	121.0	1.9	30.1	13.3	8.6	18.0	15.4	84.7	68.0	37.0	29.0
February	145.1	123.6	2.4	19.1	10.1	7.4	17.1	15.2	77.7	67.2	40.2	33.9
March	165.9	137.7	2.8	25.4	12.9	9.9	22.4	18.0	89.7	76.5	41.0	33.4
April	160.5	134.8	4.6	21.0	16.0	12.2	30.0	25.5	77.8	65.3	36.7	31.8
May	190.2	158.0	4.5	27.7	18.8	13.4	30.9	27.3	89.6	76.2	50.8	41.1
June	170.2	139.9	3.8	26.4	16.1	9.6	30.1	26.7	81.9	69.7	42.1	33.9
July	160.9	133.1	7.3	20.4	13.7	9.8	27.4	22.8	80.2	69.1	39.6	31.5
August	146.8	120.0	3.7	23.1	15.6	12.0	24.2	19.7	71.4	60.3	35.5	28.1
September	150.1	119.2	2.7	28.2	12.3	8.9	25.1	20.2	80.9	64.3	31.8	25.9
October	130.6	104.0	3.5	23.1	13.3	9.5	22.0	18.5	61.7	50.4	33.7	25.7
November	115.2	91.7	1.6	21.9	12.2	9.0	18.1	15.3	58.8	46.7	26.1	20.7
December	112.4	82.3	3.8	26.3	12.9	7.8	14.3	10.7	55.9	42.8	29.3	21.0
2007: January	95.0	75.4	1.6	18.0	10.5	6.2	9.2	8.3	52.8	45.1	22.4	15.8
February[r]	103.1	82.9	2.0	18.2	7.6	4.6	8.5	7.2	59.8	49.7	27.3	21.4
March[r]	123.4	101.2	2.6	19.6	10.2	7.1	17.1	14.7	65.3	54.9	30.9	24.5
April[p]	**139.3**	**114.2**	**3.0**	**22.1**	**15.2**	**9.9**	**17.6**	**15.5**	**71.2**	**60.8**	**35.4**	**28.1**
Average RSE (%)[1]	4	4	23	12	13	16	10	9	5	5	8	7

[p]Preliminary. [r]Revised. RSE Relative standard error. S Does not meet publication standards because tests for identifiable and stable seasonality do not meet reliability standards. X Not applicable.

[1]Average RSE for the latest 6-month period.   [2] See the Explanatory Notes in the accompanying text for an explanation of 90% confidence intervals.

[3] Computed using unrounded data.

Table 4. New Privately-Owned Housing Units Under Construction at End of Period

[Thousands of units. Detail may not add to total because of rounding]

Period	United States				Northeast		Midwest		South		West	
		In structures with --										
	Total	1 unit	2 to 4 units	5 units or more	Total	1 unit	Total	1 unit	Total	1 unit	Total	1 unit
	Seasonally adjusted											
2005:[r] January	1,302	904	(S)	360	152	85	227	177	577	396	346	246
February	1,322	918	(S)	367	153	87	230	178	588	404	351	249
March	1,311	908	(S)	366	159	88	227	176	580	399	345	245
April	1,324	912	(S)	374	164	87	224	172	591	410	345	243
May	1,322	913	(S)	372	164	88	219	169	590	411	349	245
June	1,329	913	(S)	377	166	87	216	167	596	414	351	245
July	1,338	920	(S)	380	170	88	216	168	599	416	353	248
August	1,356	933	(S)	387	170	90	219	169	606	421	361	253
September	1,377	945	(S)	393	173	92	223	172	610	424	371	257
October	1,376	955	(S)	384	173	96	222	173	613	428	368	258
November	1,395	971	(S)	386	174	94	227	176	619	436	375	265
December	1,405	976	(S)	394	173	95	226	174	633	443	373	264
2006:[r] January	1,421	987	(S)	401	176	99	227	175	645	450	373	263
February	1,426	993	(S)	402	178	102	225	174	648	454	375	263
March	1,421	982	(S)	409	175	100	223	172	644	446	379	264
April	1,399	961	(S)	406	173	100	222	170	631	433	373	258
May	1,405	958	(S)	414	174	99	222	168	636	437	373	254
June	1,385	936	(S)	415	174	95	218	164	628	430	365	247
July	1,361	913	(S)	410	170	92	213	157	617	423	361	241
August	1,341	889	(S)	412	169	90	208	150	609	417	355	232
September	1,319	866	(S)	413	165	87	203	145	606	410	345	224
October	1,286	837	(S)	409	164	86	198	139	587	398	337	214
November	1,263	820	(S)	407	163	86	193	134	573	389	334	211
December	1,245	803	(S)	407	163	84	187	131	558	374	337	214
2007: January[r]	1,216	779	(S)	404	165	84	184	129	538	358	329	208
February[r]	1,208	772	(S)	403	165	82	180	127	532	354	331	209
March[r]	1,194	760	(S)	401	166	82	178	126	523	347	327	205
April[p]	**1,188**	**753**	**(S)**	**403**	**168**	**82**	**174**	**123**	**518**	**343**	**328**	**205**
Average RSE (%)[1]	2	3	(X)	3	3	10	6	7	3	3	4	5
Percent Change:												
April 2007 from March 2007	***-0.5%***	***-0.9%***	***(S)***	***0.5%***	***1.2%***	***0.0%***	***-2.2%***	***-2.4%***	***-1.0%***	***-1.2%***	***0.3%***	***0.0%***
90% Confidence Interval[2]	*± 0.8*	*± 1.0*	*(X)*	*± 1.2*	*± 1.4*	*± 2.3*	*± 1.9*	*± 2.2*	*± 1.2*	*± 1.6*	*± 1.2*	*± 1.4*
April 2007 from April 2006	***-15.1%***	***-21.6%***	***(S)***	***-0.7%***	***-2.9%***	***-18.0%***	***-21.6%***	***-27.6%***	***-17.9%***	***-20.8%***	***-12.1%***	***-20.5%***
90% Confidence Interval[2]	*± 1.9*	*± 2.4*	*(X)*	*± 4.6*	*± 4.1*	*± 7.0*	*± 4.8*	*± 6.3*	*± 2.9*	*± 3.0*	*± 4.3*	*± 4.9*

See footnotes at end of table.

Table 4. New Privately-Owned Housing Units Under Construction at End of Period - Con.

[Thousands of units. Detail may not add to total because of rounding]

Period	United States				Northeast		Midwest		South		West	
		In structures with --										
	Total	1 unit	2 to 4 units	5 units or more	Total	1 unit	Total	1 unit	Total	1 unit	Total	1 unit
	Not seasonally adjusted											
2005: January	1,252.9	856.0	38.0	358.9	147.8	81.3	216.5	166.3	555.6	375.1	333.0	233.2
February	1,270.3	866.4	37.0	366.9	146.5	80.4	214.8	163.3	568.3	384.4	340.6	238.3
March	1,278.2	874.0	37.3	366.9	154.2	83.4	214.9	163.8	571.0	389.4	338.1	237.3
April	1,311.9	896.2	38.4	377.3	162.2	84.5	215.6	163.6	593.1	410.2	341.0	237.9
May	1,334.2	922.3	36.9	375.0	164.9	88.1	218.8	168.2	597.4	417.3	353.1	248.8
June	1,355.3	939.2	38.5	377.6	168.0	88.7	222.3	172.9	607.0	425.4	358.0	252.2
July	1,383.5	961.7	37.9	383.8	174.0	91.6	225.9	177.2	618.8	434.2	364.7	258.7
August	1,398.2	978.4	36.2	383.6	174.0	94.3	227.8	178.4	623.3	439.8	373.1	265.9
September	1,413.2	983.8	38.3	391.1	176.8	96.7	232.7	181.5	623.9	439.3	379.8	266.2
October	1,405.5	985.0	37.0	383.5	175.6	98.6	230.8	181.7	623.6	438.7	375.5	266.0
November	1,402.6	977.5	37.9	387.3	177.0	96.5	232.6	181.7	617.4	433.8	375.5	265.5
December	1,355.9	929.1	35.0	391.8	171.9	93.9	221.4	169.6	604.2	415.4	358.4	250.2
2006: January	1,369.3	936.7	33.2	399.4	171.9	94.6	217.3	165.5	620.9	426.7	359.2	249.9
February	1,371.2	938.7	30.6	401.9	170.3	94.1	211.3	160.8	625.8	431.9	363.8	251.9
March	1,382.3	943.1	29.6	409.7	170.2	95.3	211.3	159.8	632.6	434.7	368.2	253.3
April	1,384.8	943.9	32.1	408.8	170.6	97.3	214.6	162.6	632.6	432.5	366.9	251.5
May	1,418.1	968.5	33.5	416.1	174.8	99.9	222.4	167.6	644.8	444.4	376.2	256.7
June	1,407.2	958.8	34.2	414.3	174.7	96.2	222.6	169.0	639.9	441.7	370.0	251.9
July	1,406.8	955.3	38.7	412.7	173.7	95.1	222.3	166.0	636.8	441.2	374.0	253.0
August	1,383.7	934.3	39.7	409.7	173.3	94.6	217.2	159.2	625.7	434.9	367.5	245.7
September	1,354.3	902.1	39.6	412.6	168.3	90.6	211.5	153.4	621.2	425.5	353.3	232.5
October	1,313.1	864.4	39.5	409.2	166.9	88.5	205.3	146.7	596.7	407.9	344.2	221.3
November	1,271.8	827.0	36.3	408.5	165.1	87.8	198.3	139.2	571.9	387.2	336.4	212.8
December	1,204.9	764.7	34.9	405.3	162.3	83.7	183.7	127.6	534.3	351.2	324.6	202.2
2007: January	1,172.5	737.3	33.2	402.0	161.5	80.4	175.3	120.8	518.9	339.5	316.9	196.6
February[r]	1,162.6	728.3	32.9	401.4	159.0	76.5	168.7	115.8	514.6	337.1	320.4	198.9
March[r]	1,161.6	728.5	32.7	400.4	161.1	77.1	168.2	116.6	513.1	337.3	319.2	197.6
April[p]	**1,177.1**	**740.4**	**32.2**	**404.5**	**166.2**	**80.0**	**168.5**	**117.4**	**518.1**	**342.4**	**324.2**	**200.5**
Average RSE (%)[1]	2	3	8	3	3	10	6	7	3	3	4	5

[p]Preliminary. [r]Revised. RSE Relative standard error. S Does not meet publication standards because tests for identifiable and stable seasonality do not meet reliability standards.
X Not applicable.
[1]Average RSE for the latest 6-month period.
[2] See the Explanatory Notes in the accompanying text for an explanation of 90% confidence intervals.

Table 5. New Privately-Owned Housing Units Completed

[Thousands of units. Detail may not add to total because of rounding]

Period	United States				Northeast		Midwest		South		West	
		In structures with --										
	Total	1 unit	2 to 4 units	5 units or more	Total	1 unit	Total	1 unit	Total	1 unit	Total	1 unit
	Seasonally adjusted annual rate											
2005:ʳ January	1,892	1,589	(S)	258	158	132	328	306	859	699	547	452
February	1,908	1,608	(S)	248	189	130	385	327	878	759	456	392
March	1,787	1,524	(S)	234	154	114	330	296	807	688	496	426
April	1,927	1,626	(S)	273	160	135	352	316	902	734	513	441
May	2,103	1,750	(S)	305	170	129	438	371	966	789	529	461
June	1,965	1,679	(S)	253	199	172	366	316	935	773	465	418
July	1,886	1,639	(S)	208	144	123	339	298	882	759	521	459
August	1,952	1,649	(S)	255	203	128	356	308	881	761	512	452
September	1,922	1,631	(S)	258	167	119	334	288	920	786	501	438
October	1,962	1,618	(S)	317	157	114	341	291	957	800	507	413
November	1,907	1,633	(S)	249	158	144	334	288	905	760	510	441
December	1,941	1,662	(S)	238	177	137	326	293	925	789	513	443
2006:ʳ January	2,048	1,659	(S)	343	186	124	355	308	991	796	516	431
February	2,049	1,740	(S)	238	206	128	323	298	973	849	547	465
March	2,229	1,894	(S)	287	191	139	373	320	1,129	967	536	468
April	2,058	1,726	(S)	299	230	139	342	296	990	854	496	437
May	1,901	1,614	(S)	253	170	129	307	285	924	769	500	431
June	2,047	1,746	(S)	272	167	140	349	309	989	845	542	452
July	1,944	1,665	(S)	255	178	134	320	305	1,009	850	437	376
August	1,881	1,623	(S)	233	171	137	323	291	919	783	468	412
September	2,019	1,681	(S)	304	197	134	327	269	981	850	514	428
October	1,919	1,561	(S)	316	156	121	312	269	999	773	452	398
November	1,885	1,521	(S)	299	168	110	290	258	992	793	435	360
December	1,887	1,501	(S)	332	155	113	311	245	973	799	448	344
2007: Januaryʳ	1,830	1,498	(S)	300	170	141	265	232	963	801	432	324
Februaryʳ	1,628	1,302	(S)	288	142	106	233	190	889	723	364	283
Marchʳ	1,616	1,306	(S)	271	123	85	247	202	836	689	410	330
Aprilᴾ	**1,523**	**1,261**	(S)	**222**	**121**	**82**	**210**	**188**	**821**	**682**	**371**	**309**
Average RSE (%)[1]	4	4	(X)	11	12	14	10	10	6	6	7	7
Percent Change:												
April 2007 from March 2007	*-5.8%*	*-3.4%*	*(S)*	*-18.1%*	*-1.6%*	*-3.5%*	*-15.0%*	*-6.9%*	*-1.8%*	*-1.0%*	*-9.5%*	*-6.4%*
90% Confidence Interval[2]	*± 8.3*	*± 8.6*	*(X)*	*± 24.0*	*± 32.2*	*± 31.4*	*± 20.8*	*± 22.3*	*± 11.1*	*± 11.9*	*± 15.7*	*± 12.1*
April 2007 from April 2006	*-26.0%*	*-26.9%*	*(S)*	*-25.8%*	*-47.4%*	*-41.0%*	*-38.6%*	*-36.5%*	*-17.1%*	*-20.1%*	*-25.2%*	*-29.3%*
90% Confidence Interval[2]	*± 5.9*	*± 5.9*	*(X)*	*± 21.8*	*± 19.5*	*± 14.2*	*± 10.6*	*± 10.8*	*± 8.6*	*± 10.2*	*± 10.2*	*± 8.8*

See footnotes at end of table.

Table 5. New Privately-Owned Housing Units Completed - Con.

[Thousands of units. Detail may not add to total because of rounding]

Period	United States				Northeast		Midwest		South		West	
		In structures with --										
	Total	1 unit	2 to 4 units	5 units or more	Total	1 unit	Total	1 unit	Total	1 unit	Total	1 unit
	Not seasonally adjusted											
2005	1,931.4	1,635.9	37.5	258.0	170.7	131.7	351.9	307.2	903.7	760.5	505.1	436.5
2006	1,979.4	1,654.5	40.8	284.2	179.1	128.3	325.1	285.5	986.7	825.8	488.6	414.9
RSE (%)	1	1	13	4	5	5	2	2	1	2	2	2
2006: First 4 months	613.6	514.8	14.1	84.7	57.2	36.6	97.5	85.0	303.7	259.2	155.2	134.0
2007: First 4 months	481.7	393.1	10.8	77.8	39.2	28.8	66.5	56.3	259.5	215.3	116.5	92.8
RSE (%)	2	2	13	5	7	10	5	5	3	3	5	5
Year to Date Percent Change [3]	***-21.5%***	***-23.6%***	***-23.6%***	***-8.1%***	***-31.6%***	***-21.3%***	***-31.8%***	***-33.7%***	***-14.6%***	***-16.9%***	***-24.9%***	***-30.8%***
90% Confidence Interval [2]	*± 3.4*	*± 3.5*	*± 16.9*	*± 10.0*	*± 12.6*	*± 11.9*	*± 6.5*	*± 6.4*	*± 5.6*	*± 6.1*	*± 6.6*	*± 6.0*
2005: January	130.9	109.8	3.2	18.0	10.9	9.1	21.7	20.2	60.5	49.4	37.8	31.2
February	132.0	111.7	3.5	16.7	12.8	8.8	25.4	21.5	61.9	53.8	31.9	27.5
March	135.7	116.7	2.1	17.0	10.4	7.5	23.3	20.9	62.5	53.9	39.5	34.4
April	150.7	126.7	2.2	21.8	12.3	10.3	27.3	24.4	71.0	57.7	40.1	34.4
May	176.3	145.3	4.2	26.8	14.1	10.5	36.5	30.6	81.7	66.2	44.1	38.0
June	171.0	144.5	3.0	23.4	16.9	14.4	31.0	26.3	81.9	66.9	41.2	36.9
July	158.5	136.3	3.5	18.6	12.3	10.3	28.8	25.1	74.1	63.1	43.3	37.8
August	178.3	145.0	5.2	28.1	19.9	11.6	33.8	28.5	78.7	65.5	46.0	39.4
September	172.0	147.8	2.8	21.4	15.1	11.1	31.3	27.4	80.7	69.5	45.0	39.7
October	175.7	147.1	2.2	26.3	13.9	10.3	31.9	27.8	84.5	71.4	45.4	37.6
November	162.8	142.2	1.9	18.8	14.4	13.3	30.5	27.0	76.0	65.1	41.9	36.8
December	187.5	162.8	3.6	21.1	17.8	14.2	30.6	27.6	90.2	78.1	48.9	42.8
2006: January	142.4	115.1	3.2	24.0	13.3	8.9	23.5	20.2	69.8	56.1	35.8	29.8
February	141.7	120.8	4.8	16.1	14.0	8.7	21.3	19.5	68.5	60.1	38.0	32.5
March	169.2	144.9	3.5	20.8	12.7	9.0	26.1	22.3	87.6	75.9	42.8	37.8
April	160.3	134.0	2.6	23.8	17.2	10.0	26.6	22.9	77.9	67.1	38.6	34.0
May	158.8	133.7	3.0	22.2	13.7	10.1	25.5	23.5	78.0	64.4	41.7	35.6
June	179.6	151.7	2.7	25.2	15.5	13.0	29.3	25.6	86.5	73.2	48.2	39.9
July	163.6	138.7	2.1	22.9	14.8	10.9	27.2	25.9	85.1	70.8	36.6	31.1
August	170.4	142.4	2.8	25.2	16.1	12.3	30.4	26.9	82.1	67.4	41.9	35.8
September	180.9	152.6	2.9	25.4	18.0	12.7	30.5	25.7	86.2	75.3	46.1	39.0
October	172.5	142.4	3.5	26.5	14.4	11.4	29.4	25.7	87.9	69.0	40.8	36.3
November	158.9	131.4	4.9	22.6	14.0	9.6	26.4	24.0	82.6	67.6	35.8	30.1
December	181.1	146.7	4.8	29.5	15.3	11.6	29.0	23.1	94.5	79.0	42.3	33.0
2007: January	127.3	103.9	2.2	21.1	11.9	9.8	17.7	15.3	67.7	56.4	30.0	22.4
February[r]	112.5	90.5	2.6	19.4	9.7	7.2	15.3	12.4	62.3	51.1	25.2	19.7
March[r]	123.3	100.7	2.8	19.8	8.6	5.9	17.4	14.0	64.8	54.1	32.4	26.6
April[p]	**118.7**	**98.0**	**3.2**	**17.5**	**8.9**	**5.8**	**16.2**	**14.5**	**64.6**	**53.6**	**28.9**	**24.0**
Average RSE (%)[1]	4	4	28	11	12	14	10	10	6	6	7	7

[p]Preliminary. [r]Revised. RSE Relative standard error. S Does not meet publication standards because tests for identifiable and stable seasonality do not meet reliability standards.
X Not applicable.

[1]Average RSE for the latest 6-month period.

[2] See the Explanatory Notes in the accompanying text for an explanation of 90% confidence intervals.

[3] Computed using unrounded data.

US Census Bureau

http://www.census.gov/econ/census02/data/industry/E32191.HTM

Definition: NAICS 32191 Millwork

This industry comprises establishments primarily engaged in manufacturing hardwood and softwood cut stock and dimension stock (i.e., shapes); wood windows and wood doors; and other millwork including wood flooring. Dimension stock or cut stock is defined as lumber and worked wood products cut or shaped to specialized sizes. These establishments generally use woodworking machinery, such as jointers, planers, lathes, and routers to shape wood.

Cross-References. Establishments primarily engaged in--

- Manufacturing dimension lumber, boards, beams, timbers, poles, ties, shingles, shakes, siding, and wood chips from logs and bolts--are classified in Industry 32111, Sawmills and Wood Preservation;
- Fabricating millwork at the construction site--are classified in Industry 238350, Finish Carpentry Contractors; and
- Manufacturing wood furniture frames and finished wood furniture parts--are classified in Industry 33721, Office Furniture (including Fixtures) Manufacturing.

Geographic Distribution -- Millwork: 2002

Data for manufacturing industries are published for the U.S., states with 100+ employees, metropolitan areas with 250+ employees, and counties and cities with 500+ employees. Counts of establishments are also published for ZIP Codes.

Table includes only establishments of firms with payroll. Nonemployers are shown above. Introductory text includes scope, methodology, non-sampling error, and confidentiality protection. For descriptions of column headings and rows (industries), click on the appropriate underlined element in the table.

Other Industries	Description	Establishments	Value of shipments ($1,000)	Value of shipments % of U.S.	Annual payroll ($1,000)	Paid employees
	United States	4,725	22,557,817	100.00	4,415,940	151,245